ROLLINS, INC.
2170 Piedmont Road, N.E.
Atlanta, Georgia 30324

June 20, 2023
VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Taylor Beech

Re:	Rollins, Inc.
Registration Statement on Form S-3
Filed June 5, 2023
File No. 333-272422
Dear Ms. Beech:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-referenced Registration Statement on Form S-3 (as amended, the “Registration Statement”) of Rollins, Inc. (the “Company”) be accelerated to June 22, 2023 at 4:00 p.m., Eastern time, or as soon thereafter as may be practicable.
We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact David Huntington of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3124.
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Very truly yours,

ROLLINS, INC.

By:	/s/ Kenneth D. Krause
	Name:	Kenneth D. Krause
	Title:	Executive Vice President, Chief
Financial Officer and Treasurer